Mail Stop 3720

April 7, 2006

Anne Chwat
General Counsel
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

> **Re: Burger King Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 28, 2006**
> **File No. 333-131897**

Dear Ms. Chwat:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus cover page

1. We note that you list eight underwriters on your prospectus cover page. Please disclose only the lead or managing underwriters on the cover page, as required by Item 508(b)(8)(i) of Regulation S-K.

Prospectus artwork

2. The text boxes in your artwork appear to present a selective presentation of only the most favorable aspects of your business. Please revise to make your artwork more balanced. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Prospectus Summary, page 1

What We've Accomplished by Going Forward Together, page 2

3.   Please revise the seventh bullet point to clarify that the new restaurant model is a smaller model.

Why We are "The King," page 3

4.   To provide balance, briefly disclose the drawbacks to a franchisee dominated business model.

Recent Developments, page 4

5.   Please provide a more descriptive subheading that highlights and quantifies the total payments to your sponsors and senior management in connection with the initial public offering.

6.   We note that your board decided to pay the $367 million dividend, in part, due to the deleveraging of your business and cash generation in excess of your business needs. Please explain "deleaveraging" and clarify why you financed the dividend with debt if you are generating cash in excess of your business needs.

7.   Please disclose the amount of the February 2006 dividend and make-whole payment on a per share basis.

8.   Briefly discuss the reasons why your board determined it was in the best interest of the company to terminate the management arrangement.

9.   To provide balance, please disclose the amount of your debt earlier in the summary where you discuss your financial results.

10.   See the discussion of the realignment of the regional management of your European and Asian business which is expected to result in approximately $125 to $150 million in cash tax payments and related costs. Provide a cross-reference to a more detailed discussion in MD&A. Expand page 53 in MD&A to discuss the specifics involved in the realignment of your management team, legal structure and franchise/intellectual property assets that will result in this significant payment. It is unclear what specific changes, such as the number of franchises to be granted, to your European and Asian operations will be made. Disclose how much of the payment will be attributable to cash tax payments and the amount attributable to other costs (and define the nature of these costs). Also, discuss the

impact the payment will have on your financial position and results of operations, and cash flows provided by (used in) operations during the first quarter of fiscal 2007, and the continuing impact to your operations. If the tax payment is a material portion of the costs to be paid, discuss the impact to your deferred tax assets and liabilities and disclose the reasons for the necessity of the tax payment to either foreign or domestic jurisdictions.

Summary Consolidated Financial and Other Data, page 7
and
Selected Consolidated Financial and Other Data, page 33

11.   Expand the "per common share" section of the table to include pro forma earnings (loss) per share data giving effect to the number of IPO shares whose proceeds will be used to repay outstanding debt. Please provide footnote disclosure as to this calculation. The disclosure should be presented for the most recent fiscal year end and subsequent interim period.

Risk Factors, page 11

A substantial number of franchise agreements will expire in the next five…, page 16

12.   Please clarify in which "recent years" you have experienced lower levels of franchisees renewing their agreements. To provide context, quantify what these "lower levels" are. Disclose the number of cases where you have agreed to, and the franchisees have accepted, extending the existing agreements and for how long.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Comparable Sales Growth, page 42

13.   As requested in prior comment 29 to our letter dated March 17, 2006, please discuss the reasons why comparable sales growth across all segments for the six months ended December 31, 2005 increased at a much slower rate than for the six months ended December 31, 2004. Provide similar disclosure regarding system wide sales growth.

Historical Franchisee Financial Distress, page 45

14.   Please add disclosure consistent with your response to prior comment 30 pertaining to your retention of the legal right to pursue collection and your policy to recognize the amount as revenue when actually collected.

Results of Operations, page 47

15.   We have reviewed your response to prior comment 34, including the added
        disclosures in Selected Financial Data. We further note from various locations
        within the filing that you operate in three reportable business segments, United
        States and Canada, EMEA/APAC, and Latin America. We note that the SFAS
        No. 131 audited financial statement footnote (i.e., Note 19) discloses that you
        manage your business as distinct geographic segments using these same three
        geographic regions. Your supplemental response indicates that the chief
        operating decision maker, as defined by SFAS No. 131, uses Worldwide EBITDA
        as the primary profitability measure in assessing company performance; however,
        this differs from the SFAS No. 131 audited footnote which displays "operating
        (loss) income" by segment rather than Worldwide EBITDA. Please revise the
        filing to provide clear discussion, including within MD&A and the SFAS No. 131
        audited footnote as to your reportable business segments as defined by paragraphs
        10-15 of SFAS No. 131, and the primary profitability measure used by your chief
        operating decision maker in assessing company performance and in allocating
        resources. Your MD&A discussion, in addition to the consolidated presentation
        of the results of operations, should provide a discussion of your segmental results
        of operations that are reflective of the reportable segment disclosures shown in the
        SFAS No. 131 audited footnote. Please consider the guidance in Questions 19
        and 20 of the Staff's June 13, 2003 issuance of "Frequently Asked Questions
        Regarding the Use of Non-GAAP Financial Measures" in revising your
        disclosures. We may have further comment after review of your response.

Critical Accounting Policies and Estimates

Long-Lived Assets, page 61

16.   We have reviewed your response to prior comment 43. Please expand to include
        your definitions of "operating markets" as included in the third paragraph of your
        supplemental response. Further, we believe the factors listed in your response are
        meaningful as they enhance an understanding of your asset groupings of
        restaurants. As such, please disclose the information in the fifth and seventh
        bullet points as well as any others that you believe would be material to investors.

Impairment of Indefinite-Lived Intangible Assets, page 62

17.   We note the revision you made in response to prior comment 43. Please expand
        to describe what is considered to be a "segment" and reconcile this definition with
        that of your SFAS No. 131 segment audited footnote disclosures, as appropriate.

Newly Issued Accounting Standards, page 63

18.   Reference is made to your disclosure included at the end of the second paragraph under this heading in response to prior comment 59. Please provide a cross-reference to your disclosure of the fair value and number of vested and unvested stock options outstanding. We may have further comment of your supplemental response and disclosures after you include the IPO pricing and share information in a subsequent amendment, prior to effectiveness of the Registration Statement.

Management, page 84

19.   Please update the disclosure throughout your prospectus to reflect your recent announcement that Mr. Brenneman is resigning as your chief executive officer and chairman of the board of directors. In addition, clearly disclose how his employment agreement, benefit plans or any separate severance agreement will operate in connection with his resignation.

Stock Option/SAR Grants in Last Fiscal Year, page 89

20.   Please revise to identify the initial values you are using to calculate appreciation of the common stock. Since there is currently no trading market for your common stock, consider using the public offering price as the initial value in this table as well as for the value of unexercised in-the-money options in the next table on page 90.

Employment Agreements, page 95

21.   Please explain in more detail how the board determines the amount of the annual cash bonus that each executive officer receives if the company exceeds the targets set for a particular fiscal year.

Certain Relationships and Related Transactions, page 102

22.   Please provide a table that shows the amounts received or to be received by each related party under the $367 dividend, $33 million make-whole payment and the $30 million sponsor management termination fee.

Management Agreement, page 102

23.   We note your response to prior comment 63 to our letter dated March 17, 2006. Since the management agreement is to be performed in whole or in part at or after the filing of the registration statement, please file the agreement as an exhibit.

Relocation Expenses, page 103

24.   Please explain your relocation policy in more detail. For example, disclose
        whether the company reimburses the relocation firm for any losses on homes that
        the firm purchases from your executive officers. In addition, disclose whether
        you plan to continue your relocation policy, including the use of relocation firms
        to advance money to your executive officers in connection with their moves.

Financial Statements

June 30, 2005 Audited Year End Financial Statements

Note 19. Segment Reporting, page F-47

25.   We have reviewed your response to prior comment 69. Please reconcile here and
        in the related December 31, 2005 unaudited interim financial statements, the
        amount of your segment "operating (loss) income" as shown in the footnotes to
        the amount of your statements of operations line item "income (loss) before
        income taxes." Reference is made to paragraph 32(b) of SFAS No. 131.

Age of Financial Statements

26.   Please continue to consider the financial statement updating requirements set forth
        in Rule 3-12 of Regulation S-X.

Accountants' Consents

27.   Amendments should contain currently dated accountants' consents. Manually
        signed consents should be kept on file for five years. Reference is made to Rule
        402 of Regulation C.

*   *   *   *   *

        Please amend your registration statement in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a response letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Please submit the
response letter on EDGAR as correspondence. Detailed response letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or David R. Humphrey, Accounting Branch Chief, at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, (202) 551-3389, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any other questions.

Sincerely,

Max Webb
Assistant Director

cc: Jeffrey Small
        Davis Polk & Wardwell
        Fax: (212) 450-3011